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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE TO

                                 (Rule 14d-100)

      Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1) of
                      the Securities Exchange Act of 1934

                         INTERACT COMMERCE CORPORATION
                           (Name of Subject Company)

                            ISAIAH ACQUISITION CORP.
                    an indirect wholly owned subsidiary of

                               THE SAGE GROUP plc
                      (Names of Filing Persons (Offerors))

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                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

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                                   45839Y107
                     (CUSIP Number of Class of Securities)

                                  Paul Walker
                               The Sage Group plc
                                   Sage House
                                Benton Park Road
                              Newcastle Upon Tyne
                                England NE7 7LZ
                           Telephone:  (191) 255-3000
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:
                              Kenton J. King, Esq.
                              Marc R. Packer, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             525 University Avenue
                              Palo Alto, CA  94301
                           Telephone:  (650) 470-4500
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                           CALCULATION OF FILING FEE

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              Transaction Valuation*                  Amount of Filing Fee*
                   $244,352,250                             $48,870.45


* For purposes of calculating amount of filing fee only. This amount assumes the purchase of 20,362,688 shares of common stock of Interact Commerce Corporation outstanding as of March 22, 2001 at a purchase price of $12.00 per share. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.


        Amount Previously Paid:        N/A         Form or Registration No.            N/A
        Filing party:                  N/A         Date Filed:                         N/A


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.
[_]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer:

[_]
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Item 1. Summary Term Sheet.

     The information set forth in the section of the Offer to Purchase (the "Offer to Purchase") entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information.
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     (a) The name of the subject company is Interact Commerce Corporation, a
Delaware corporation (the "Company"), and the address of its principal executive offices is Suite 200, 8000 N. Gainey Center Drive, Scottsdale, Arizona 85258. The telephone number of the Company is (480) 368-3700.

     (b) This Statement relates to an offer by Isaiah Acquisition Corp., a Delaware corporation (the "Purchaser") and an indirect wholly owned subsidiary of The Sage Group plc, a company organized under the laws of England ("Parent"), to purchase all outstanding shares of common stock of the Company, par value $.001 per share (the "Shares"), at $12.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l)(A) and (a)(1)(B) (which are herein collectively referred to as the "Offer"). The information set forth in the introduction (the "Introduction") to the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market are set forth in "Price Range of the Shares; Dividends on the Shares" in the Offer to Purchase and is incorporated herein by reference.

Item 3. Identity and Background of the Filing Person.

     (a), (b), (c) The information set forth in "Certain Information Concerning Parent and the Purchaser" and Schedule I in the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a)(1)(i)-(viii), (xii) The information set forth under "Introduction," "Acceptance for Payment and Payment," "Terms of the Offer," "Procedures for Tendering Shares," "Withdrawal Rights," "Certain Federal Income Tax Consequences" and "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" in the Offer to Purchase is incorporated herein by reference.

     (a)(1)(ix) Not applicable.

     (x) Not applicable.

     (xi) Not applicable.

     (a)(2)(i)-(iv), (vii) The information set forth under "Introduction," "Terms of the Offer," "Certain Federal Income Tax Consequences," "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" and "Plans for the Company; Other Matters" in the Offer to Purchase is incorporated herein by reference.

     (a)(2)(v) Not applicable.

     (vi) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements," "Certain Information Concerning the Company," "Certain Information Concerning Parent and the Purchaser" and "Plans for the Company; Other Matters" in the Offer to Purchase is incorporated herein by reference.

Item 6. Purpose of the Tender Offer and Plans or Proposals.

     (a), (c)(1)-(7) The information set forth in "Introduction," "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements," "Plans for the Company;

Other Matters," and "Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" in the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a), (d) The information set forth in "Sources and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable.

Item 8. Interest in Securities of the Subject Company.

     The information set forth in "Introduction," "Certain Information Concerning the Company," "Certain Information Concerning Parent and the Purchaser," "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" and Schedule I in the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

     The information set forth in "Introduction" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

     Not applicable.

Item 11. Additional Information.

     The information set forth in "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.      Exhibit Name

  (a)(1)(A)      Offer to Purchase, dated April 4, 2001
  (a)(1)(B)      Letter of Transmittal
  (a)(1)(C)      Notice of Guaranteed Delivery
  (a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
  (a)(1)(E) Letter to Client for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
  (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
  (a)(5) Summary Advertisement as published in the Wall Street Journal on April 4, 2001.
  (b)(1) Facility Agreement, dated as of March 27, 2001, between Parent and Lloyds TSB Bank plc
  (b)(2) Suspension Letter, dated as of March 2001, between Parent and Lloyds TSB Bank plc
  (d)(1) Agreement and Plan of Merger, dated as of March 27, 2001, among the Company, Parent and the Purchaser
  (d)(2) Shareholders Agreement, dated as of March 27, 2001, among Parent, the Purchaser and certain shareholders of the Company that are listed on Schedule 1 attached to the Shareholders Agerement
  (d)(3) Stock Option Agreement, dated as of March 27, 2001 between Parent and the Company.
  (d)(4) Confidentiality Agreement between Parent and the Company dated as of February 22, 2001.
  (d)(5) Exclusivity Agreement, dated as of March 12, 2001 between Parent and the Company.
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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              Isaiah Acquisition Corp.


                              By: /s/ Paul Harrison
                                  ---------------------------------
                              Name:  Paul Harrison
                                     ------------------------------
                              Title:  Director and President
                                      -----------------------------

                              The Sage Group plc


                              By: /s/ Paul Walker
                                  ---------------------------------
                              Name:  Paul Walker
                                     ------------------------------
                              Title: Chief Executive
                                     ------------------------------

Dated: April 4, 2001
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                                 EXHIBIT INDEX


Exhibit No.      Exhibit Name

  (a)(1)(A)      Offer to Purchase, dated April 4, 2001
  (a)(1)(B)      Letter of Transmittal
  (a)(1)(C)      Notice of Guaranteed Delivery
  (a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
  (a)(1)(E) Letter to Client for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
  (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
  (a)(5) Summary Advertisement as published in the Wall Street Journal on April 4, 2001.
  (b)(1) Facility Agreement, dated as of March 27, 2001, between Parent and Lloyds TSB Bank plc
  (b)(2) Suspension Letter, dated as March 2001, between Parent and Lloyds TSB Bank plc
  (d)(1) Agreement and Plan of Merger, dated as of March 27, 2001, among the Company, Parent and the Purchaser
  (d)(2) Shareholders Agreement, dated as of March 27, 2001, among Parent, the Purchaser and certain shareholders of the Company that are listed on Schedule 1 attached to the Shareholders Agerement
  (d)(3) Stock Option Agreement, dated as of March 27, 2001 between Parent and the Company.
  (d)(4) Confidentiality Agreement between Parent and the Company dated as of February 22, 2001.
  (d)(5) Exclusivity Agreement, dated as of March 12, 2001 between Parent and the Company.